EXHIBIT 15

Private & Confidential

21 November 2001

Mr Alan Reid

Group General Manager – Pharmaceuticals

Mayne

Level 22

390 St Kilda Road

MELBOURNE VIC 3004

Dear Alan,

It is with pleasure that I confirm the offer for your appointment to the position of Group General Manager – Pharmaceuticals under the following terms and conditions. You will report to the Group Managing Director & CEO, Mayne and you will be located in Melbourne.

Employer

Your contract of employment is with Mayne Nickless Limited ACN 004 073 410 (Mayne). As an employee of Mayne, you may be required to provide services to any company in the Mayne Group, and all entities which are subsidiaries of Mayne.

Duties

Your specific duties and responsibilities in this position are as previously discussed. You may, however, be required to undertake other duties and responsibilities from time to time in addition to or as variations of the duties and responsibilities of the position. As a consequence, or for other reasons, your reporting responsibility and/or position title may also be altered from time to time. In this event, your remuneration and other benefits under this contract will not be altered without your consent, except to the extent that this contract permits.

Remuneration

Your remuneration will be made up of a total employment cost (TEC) at the rate of $525,000p.a., inclusive of salary, Superannuation and benefits you may wish to charge to the TEC.

Your remuneration will be reviewed annually, usually in June, with any increase, which may arise from each review being effective on 1 July. The review and operative dates may be altered by Mayne from time to time.

Short Term Incentive (Bonus)

You will be eligible to participate in the Mayne short term incentive scheme where a bonus of 20% of TEC may be awarded for the achievement of agreed target objectives, related to the success factors of the Group. For outstanding performance a higher bonus to a maximum of 50% of TEC may be awarded. Your target performance will be agreed at the commencement of each measurement period.

For this financial year 2001/2002, your short term incentive payment will be guaranteed to an amount of $212,500.

Long Term Incentive Scheme

You will be eligible to participate in the Mayne Nickless Executives’ Share Option Scheme (ESOS) with an allocation of 200,000 options. The exercise price will be the last sale price of shares recorded on the Australian Stock Exchange on the business day immediately preceding the grant of the options. Under separate cover you will receive a letter of offer along with the rules related to the Scheme.

1 of 4

Superannuation

Whilst you are offered membership of the Defined Contribution category of the Mayne Nickless Superannuation Fund, it is noted that you have elected, on the basis of self assessment, not to have Mayne make contributions on your behalf to Superannuation.

Re-assignment

Mayne has a policy in which it reserves the right to reassign employees geographically from time to time. Such reassignment will occur after consultation with you, particularly as to your career development and your own circumstances.

Termination of Employment

You may resign from your employment and terminate this contract by giving to Mayne no less than 12 months’ notice in writing. If you do so, Mayne is not obliged to provide you with duties during the notice period. In the event you resign to join a competitor, Mayne reserves the right to require you to serve the notice period on an active or passive basis.

Similarly, Mayne may, at any time, terminate your employment by giving no less than 12 months’ notice in writing or payment in lieu. Payment in lieu of notice will be at the rate equivalent to your TEC for the period of notice.

In the case of serious misconduct (including disclosure of confidential information or other serious or continuing breaches of this contract) Mayne may terminate your employment without notice. In this case you will receive only accrued but un-taken leave entitlements.

Retrenchment

If your employment is terminated on the grounds of redundancy, retrenchment benefits payable to you will accord with the terms of the retrenchment policy applicable to Mayne staff at that time, except that, the payment in respect of notice will be not less than the notice period provided above.

Mayne Group Policies

You will be required to comply with Mayne Group policies and procedures generally, as established and varied from time to time.

Confidentiality

It is agreed that, without limiting any express or implied obligation of confidentiality upon you under any statute (including the corporation law) you undertake that you will not divulge to any person or use any trade secrets or confidential information concerning the business, financial arrangements or any further information, which is not publicly available, except with the written authority of the undersigned.

Restriction on Activities

It is agreed that you will not during your employment with Mayne or within six months after cessation, either on your own account or jointly with any other person, or company, solicit interfere with or endeavor to entice away from Mayne or its subsidiaries any employee or customer of the Group.

Applicable Law

This contract of employment will be governed by the law of the State of Victoria.

2 of 4

Schedule of Benefits

The employment benefits applicable to you in this position are recorded in the attached Schedule A.

Date of Effect

Your date of commencement in the position of Group General Manager - Pharmaceuticals is agreed as 12 July 2001, the date you commenced your fixed term contract with Mayne.

Attachments

The enclosed attachments to this letter form part of the terms and conditions of your contract of employment.

Acceptance

To signify your acceptance of this offer of employment under the conditions outlined above, please sign, date, and return the duplicate of this letter to me.

Yours sincerely,

PETER J. SMEDLEY
Group Managing Director & CEO

Att: Schedule of Benefits

I acknowledge having received and read this letter and each of its attachments, and I accept the offer of employment on the terms set out in this letter.

Alan Reid

Date: / /

3 of 4

Schedule A

SCHEDULE OF BENEFITS

Name:	Alan Reid

Position:	Group General Manager - Pharmaceuticals

Date:	21 November 2001

These benefits apply subject to the variations contained in the covering letter. Full details of the benefits and conditions are available from Group General Manager - Personnel.

Annual Leave

Annual leave will accrue at the rate of 4 weeks (20 working days) per annum. Leave loading is included in the TEC package.

Sick Leave

Sick leave credit of 10 days will be available on commencement. Discretion will apply to the payment for sick leave beyond available credits.

Other Leave

Provisions with respect to other leave will be in accordance with the guidelines issued to Mayne staff from time to time.

Contact and Entertainment Expenses

Contact and entertainment expenses which are business related and of benefit to the company will be reimbursed through the process of claim and approval by the Group Managing Director & CEO, Mayne.

Class of Air Travel

Whilst travelling on duty you are entitled to Business Class for domestic and First Class for international flights. The general rules and procedures related to travel will be as outlined in the Staff Travel Policy.

Airline Club Lounge

Mayne will meet the cost of entry and annual subscription for one airline club lounge.

Club Membership

Mayne will meet the cost of initial entry and annual subscription for one membership of a business club. Incidental non-business expenses associated with the club membership are your responsibility.

Communication Facilities

Mayne will meet the cost of installation and rental of a telephone, a facsimile machine and a laptop personal computer with the necessary linkages and access to Mayne’s systems in your home. Mayne will also meet the cost of calls, operation and services to the equipment.

❖❖❖❖❖❖❖❖❖

4 of 4